Filed Pursuant to Rule 433

Registration No. 333-158663

Enhanced Income Investments

The following is a transcript of an educational video prepared by Bank of America Merrill Lynch relating to Enhanced Income Market-Linked Investments.

Market-Linked Investments

Client Education Video Series

ENHANCED INCOME INVESTMENTS

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BRIAN PARTRIDGE

I’m Brian Partridge of the Merrill Lynch Market-Linked Investments group.

At Merrill Lynch, we have four basic categories of Market-Linked Investments. They are: Market Downside Protection, Enhanced Income, Enhanced Return, and Market Access.

Enhanced Income Investments

In this video segment, I’m going to talk about Enhanced Income investments.

As you probably know, generating higher income, or yield, is a key challenge for investors in today’s low-interest-rate environment.

When global markets are volatile, as they have been over the past few years, investors tend to value investments that generate steady income as a way to offset the fluctuations in the value of their portfolio.

Enhanced Income investments are one method of helping you generate higher yields for your portfolio by limiting upside participation in the underlying investment.

Enhanced Income Investments

Let me give you an example.

Let’s say you own a large position in a stock that pays either a low dividend or no dividend.

You like the stock, it’s performed well for you, but you’re starting to get concerned about the potential risk of the stock price declining.

You have a few options here...You could sell off some of the stock, lock in your gain and move the money into low-interest money market funds or CDs until the markets calm down. You could also use the money to buy a different high-quality stock that does pay a dividend.

Enhanced Income Investments

Another option is to buy Enhanced Income investments linked to the same stock that pay a fixed interest payment over the 12-month term of the note. The income you’ll get on these payments will help to offset volatility in the stock price.

In addition to the coupon, the offering may provide you with what’s known as a “buffer” that protects you from a certain percentage of potential losses associated with a decline in the stock. For example, if the investment has a 5% buffer and the stock price declines 7% over the term of the investment, you would only incur a 2% loss of your principal.

Additionally, there are variations of Enhanced Income securities that also provide you with some degree of upside participation in the stock, on top of the regular coupon and downside buffer. So, at maturity, if the linked stock has increased by a higher percentage than what you’ve already received in interest, you would get an additional payment of a few more percent.

Enhanced Income Investments

Of course, like any investment, Enhanced Income investments come with risks.

If the market performs poorly, you could lose a significant portion of your investment. Although the interest payments and buffer will help offset any losses, your principal is definitely at risk.

If the market ends up performing better than expected, you could also end up making less than you would with a direct investment in the linked stock or index. However, many investors may be happy to forego the full upside in the linked security or index in return for the fixed income and reduced downside risk.

Enhanced Income Investments

And while it’s true of any corporate bond, it bears repeating: all Enhanced Income investments remain subject to credit risk. Any payments you’re owed are always predicated on the ability of the issuing bank or company to meet its obligations.

So there are tradeoffs.

Your Financial Advisor can help you decide if these tradeoffs make sense for you as you seek the right mix of income and growth to meet today’s market challenges.

Enhanced Income Investments

I’m Brian Partridge. Thanks for watching.

Enhanced Income Investments